Filed by Telenor ASA

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Open Joint Stock Company “Vimpel-Communications”

Subject Company Commission File No.: 001-14522

The following press release was issued by Telenor on 16 April 2010

VimpelCom Ltd. Announces Results of U.S. Exchange Offer

(Fornebu, Norway 16 March 2010) VimpelCom Limited has today issued a press release titled “VimpelCom Ltd. Announces Results of U.S. Exchange Offer. Trading of VimpelCom Ltd. to Begin Today on a When-issued Basis”.

For the full release see www.vimpelcomlimited.com

Important Additional Information

In connection with the U.S. Offer by VimpelCom Ltd. to acquire all outstanding shares of OJSC VimpelCom (including those represented by ADSs), VimpelCom Ltd. has filed with the SEC a registration statement on Form F-4, which includes a prospectus and related U.S. Offer acceptance materials to register shares of VimpelCom Ltd. (including those represented by DRs) to be issued in exchange for OJSC VimpelCom shares held by U.S. persons and OJSC VimpelCom ADSs held by all holders, wherever located. The Exchange Offer comprises an offer made pursuant to a prospectus sent to all shareholders of OJSC VimpelCom who are U.S. holders and to all holders of OJSC VimpelCom ADSs, wherever located (the “U.S. Offer”), and an offer made pursuant to a separate Russian offer document to all holders of OJSC VimpelCom shares, wherever located (the “Russian Offer,” and together with the U.S. Offer, the “Offers”). The U.S. Offer expired at 5:00 pm New York City time on 15 April 2010, and the Russian Offer is scheduled to expire at 11:59 pm Moscow time on 20 April 2010. VimpelCom Ltd. has the right to extend the acceptance period of the Offers. Any extension will be announced not later than the next business day after the previously scheduled expiration date of the Russian Offer. VimpelCom Ltd. will announce any extension of the Offers by issuing a press release and by publishing an announcement in newspapers in the United States and Russia. In addition, VimpelCom Ltd. will file the announcement with the SEC via the EDGAR filing system and post the announcement on its website (www.vimpelcomlimited.com).

Holders of OJSC VimpelCom securities are urged to carefully read the registration statement (including the prospectus) and any other documents relating to the U.S. Offer filed with the SEC, as well as any amendments and supplements to those documents, because they contain important information. Free copies of the registration statement, including the prospectus and related U.S. Offer acceptance materials and other relevant documents filed with the SEC in respect of the U.S. Offer, can be obtained at the SEC’s website at www.sec.gov or at VimpelCom Ltd.’s website at www.vimpelcomlimited.com. The final prospectus and related U.S. Offer acceptance materials have been mailed to holders of OJSC VimpelCom securities eligible to participate in the U.S. Offer. Additional copies may be obtained for free from Innisfree M&A Incorporated, the information agent for the U.S. Offer, at the following telephone numbers: 1-877-800-5190 (for shareholders and ADS holders) and 1-212-750-5833 (for banks or brokers). This announcement is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The solicitation of offers to exchange OJSC VimpelCom securities for VimpelCom Ltd. DRs in the United States will only be made pursuant to the prospectus and related U.S. Offer acceptance materials that have been mailed to U.S. holders of OJSC VimpelCom shares and all holders of OJSC VimpelCom ADSs, wherever located. An investor may only exchange OJSC VimpelCom shares for VimpelCom Ltd. DRs in the Russian Offer if such investor is a “qualified investor” under the applicable Russian rules and regulations. This announcement is not for publication, release or distribution in or into or from any jurisdiction where it would otherwise be prohibited.